UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Dollar General Corporation

(Name of Issuer)

Common Stock, par value $0.875 per share

(Title of Class of Securities)

256677 105

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256677 105

1.	Name of Reporting Person Buck Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 54,145,011
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 54,145,011
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,145,011
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 16.5%*
12.	Type of Reporting Person (See Instructions) HC; PN

*	The calculation of the foregoing percentage is based on 328,712,549 shares of common stock outstanding as of December 3, 2012 as reported in the Dollar General Corporation Quarterly Report on Form 10-Q for the quarter ended November 2, 2012, as filed with the Securities and Exchange Commission on December 11, 2012.

CUSIP No. 256677 105

1.	Name of Reporting Person Buck Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 54,145,011
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 54,145,011
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,145,011
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 16.5%*
12.	Type of Reporting Person (See Instructions) HC; OO

*	The calculation of the foregoing percentage is based on 328,712,549 shares of common stock outstanding as of December 3, 2012 as reported in the Dollar General Corporation Quarterly Report on Form 10-Q for the quarter ended November 2, 2012, as filed with the Securities and Exchange Commission on December 11, 2012.

STATEMENT ON SCHEDULE 13G

This is Amendment Number 3 (the “Amendment”) to the Schedule 13G filed on February 16, 2010 (the “Schedule 13G”).

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to the Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.875 per share (the “Shares”), of Dollar General Corporation (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Dollar General Corporation

(b)	Address of Issuer’s Principal Executive Offices:

100 Mission Ridge

Goodlettsville, Tennessee 37072

Item 2.

(a)	Name of Persons Filing:

Buck Holdings, L.P.

Buck Holdings, LLC

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, $0.875 par value per share.

(e)	CUSIP Number:

256677 105

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Buck Holdings, L.P. directly holds all of the Shares reported herein. Buck Holdings, L.P. holds 54,145,011 Shares, or 16.5%, of the outstanding Shares (based on 328,712,549 Shares outstanding as of December 3, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 2, 2012, as filed with the Securities and Exchange Commission on December 11, 2012). Buck Holdings, LLC is the general partner of Buck Holdings, L.P. The membership interests of Buck Holdings, LLC are held by a private investor group, including affiliates of each of Kohlberg Kravis Roberts & Co. L.P., Goldman, Sachs & Co. and other equity investors.

(b)	Percent of class: See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

As stated in Item 4 above, Buck Holdings, L.P. holds 54,145,011 Shares, or 16.5%, of the outstanding Shares. Buck Holdings, LLC is the general partner of Buck Holdings, L.P. The membership interests of Buck Holdings, LLC are held by a private investor group, including affiliates of each of Kohlberg Kravis Roberts & Co. L.P., Goldman, Sachs & Co. and other equity investors.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2013

BUCK HOLDINGS, L.P.

By:	Buck Holdings, LLC, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Vice President, Treasurer and Secretary

BUCK HOLDINGS, LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Vice President, Treasurer and Secretary